Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Star Diamond Project: Diamond results 4.27, 3.73 and 3.39 carat diamonds in 330 carat parcel

    Stock Symbol: SGF: TSX
    SHORE GOLD INC.

    SASKATOON, Dec. 14 /CNW/ - George H. Read, P. Geo., Senior Vice President
Exploration, is pleased to announce the fourth set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study. The aim of this additional bulk sample is to increase the size of the diamond valuation parcel from 4,000 to 6,000 carats.
The diamond recoveries total 330.88 carats from 2,128.88 dry tonnes processed.
Included in this release are results for seven kimberlite batches of a total of some 50 kimberlite batches that will be processed as part of the additional bulk sampling program on the Star Diamond Project. A total of 2,242 commercial sized diamonds (greater than 1.18 millimetre square mesh screen), collectively weighing 330.03 carats, has been recovered from the seven batches. Fifty-six diamonds greater than one carat have been recovered and the four largest stones are: 4.27, 3.73, 3.39, and 3.33 carats, respectively. In addition, 49 diamonds (0.85 carats) were recovered down to 0.85 millimetre square mesh. The colour of 56 percent of these diamonds has been classified as white, with a further 13 percent classified as off-white.
    All of these kimberlite batches have been mined on the 235 metre level from drifts developed south (Batches 111, 112, 113, 114 and 116) and north
(Batches 110 and 115) of the shaft. Kimberlite Batches 110 to 115 (inclusive)
have been recovered from within the Early Joli Fou equivalent kimberlite, while Batch 116 was collected from the west end of the South 3 drift in Mid
Joli Fou kimberlite, hence the lower grade of this batch. The initial phase of prefeasibility bulk sampling has been completed and an estimated 15,000 tonnes have been skipped to surface. Over 10,000 tonnes have been processed through the on-site plant. The X-ray Flow-sort and grease table concentrates of
Batches 117A, 117B, 118 and 119 have been shipped to SGS Lakefield Research for final diamond recovery.
    Kimberlite processed and diamond results for the seven sample batches are listed in the table below. Grades are expressed in carats per hundred tonnes
(cpht).

    <<
    -------------------------------------------------------------------------
    Batch   Location          Dry   Diamonds     Total      Grade    Largest
    No.                    Tonnes  Number of   (carats)     (cpht)     Stone
                                      Stones                         (carats)
    -------------------------------------------------------------------------
    110     NORTH 6C       247.61        401     42.38      17.12       3.39
    -------------------------------------------------------------------------
    111     SOUTH MAIN F   318.13        399     64.99      20.43       4.27
    -------------------------------------------------------------------------
    112     SOUTH 8H       108.21         98     23.05      21.30       1.77
    -------------------------------------------------------------------------
    113     SOUTH 16D      358.98        342     61.12      17.03       3.73
    -------------------------------------------------------------------------
    114     SOUTH 14F      384.55        353     60.58      15.75       3.33
    -------------------------------------------------------------------------
    115     NORTH 6D       343.96        421     55.19      16.05       2.77
    -------------------------------------------------------------------------
    116     SOUTH 3
             SILL SLASH    367.44        228     23.57       6.42       2.66
    -------------------------------------------------------------------------
    Total                2,128.88      2,242    330.88      15.54
    -------------------------------------------------------------------------

    The four largest stones are: 4.27 (Batch 111, White), 3.73 (Batch 113,
Off White), 3.39 (Batch 110, White) and 3.33 (Batch 114, White) carats,

respectively. Seventeen diamonds exceed two carats and 56 diamonds exceed one carat, of which 28 are white, 11 are off-white, 11 are grey, 2 are yellow, and
4 are brown. A total of 124 diamonds exceed 0.5 carat. Fifty-six percent of this diamond parcel is classified white in colour, with a further 13 percent classified as off-white. The diamond parcel includes 2 yellow, and 3 pink stones. Ninety-nine percent of the carat weight of this parcel occurs in diamonds greater than 1.18 millimetre square mesh.
    Senior Vice President Exploration, George Read, states: "Early Joli Fou kimberlite samples continue to produce significant diamond parcels and with interesting grades. A detailed laser scan of the underground workings has been completed by Point Geomatics Ltd. of Calgary, Alberta. This survey provides sub-centimetre accuracy for volume determination of the underground drifts that will be used in future three dimensional modeling of the Star Kimberlite.
A ramp has been prepared to the 205 metre level and underground drilling has commenced in an easterly direction to investigate the proximity of the Pense kimberlite. Significant intersections of the mantle mineral rich Pense kimberlite have been defined by surface core drilling to the east of the shaft and underground workings. The initial phase of prefeasibility core drilling is close to complete after 123 holes and over 29,000 metres of drilling. Holes 6 and 7 of the large diameter drilling program are underway. The collection of prefeasibility data which will be used to determine the presence of a National
Instrument 43-101 compliant Mineral Resource is proceeding on schedule."
    The diamond recovery procedure includes on-site processing of kimberlite through the modular Dense Media Separator (DMS), after which DMS concentrates are batch fed through an X-ray Flow-sort. In order to ensure the recovery of low luminosity diamonds, the Flow-sort tailings are processed over a grease table. Flow-sort and grease table concentrates are transported by a secure carrier to SGS Lakefield Research for final diamond recovery. The SGS
Lakefield Research process includes drying, screening, magnetic separation, manual sorting and diamond weighing and description. SGS Lakefield Research is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.
    The prefeasibility study on Star, with a budget of approximately
$44 million, is now the largest work program outlined for any of the Fort a la
Corne kimberlites. The aim of the prefeasibility study is to define a National
Instrument 43-101 compliant Mineral Reserve for the Star Kimberlite. Senior
Vice President Exploration, George Read, Professional Geoscientist in the
Provinces of Saskatchewan and British Columbia, is the Qualified Person
responsible for the verification and quality assurance of analytical results.
Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX
Exchange under the trading symbol "SGF".

    >>
    %CIK: 0001283176

    /For further information: please contact: Kenneth E. MacNeill, President
& C.E.O.; George H. Read, P. Geo., Senior Vice President Exploration or Pieter
Du Plessis, Project Leader at (306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 16:18e 14-DEC-05